SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K
                                    ---------



(Mark One)

[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT
         OF 1934

         For the fiscal year ended  December 31, 1997
                                    -----------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________  to   _____________________

Commission file number  1-82
                        ----




                       PHELPS DODGE EMPLOYEE SAVINGS PLAN
                       ----------------------------------






                            PHELPS DODGE CORPORATION
                            ------------------------



                            2600 North Central Avenue
                           Phoenix, Arizona 85004-3089

                                   SIGNATURES
                                   ----------


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                        PHELPS DODGE EMPLOYEE SAVINGS PLAN



Date: June 26, 1998                     By: /s/ R. G. Peru
     -------------------------------       -------------------------------------
                                           Ramiro G. Peru, Chairman
                                           Benefits Administration Committee

Phelps Dodge Employee Savings Plan
Index
December 31, 1997 and 1996
--------------------------------------------------------------------------------

                                                                                                        Page

Report of Independent Accountants                                                                         5

Statement of Net Assets Available for Benefits, with Fund Information                                     6

Statement of Changes in Net Assets Available for Benefits, with Fund Information                          8

Notes to Financial Statements                                                                            10

Supplemental Information:*

       I.      Schedule of Assets Held for Investment Purposes at December 31, 1997                      18

       II.     Schedule of Reportable Transactions for Year Ended December 31, 1997                      19


               *      Other schedules required by Section 2520.103-10 of the Department of Labor Rules
                      and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

                        Report of Independent Accountants




To the Benefits Administration Committee and Participants of the Phelps Dodge Employee Savings Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Benefits Administration Committee (the Committee); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Price Waterhouse LLP
Phoenix, Arizona
June 24, 1998

Phelps Dodge Employee Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1997
(in thousands)
--------------------------------------------------------------------------------

                                   Money    Interest             Equity
                                   Market    Income   Balanced   Income    S&P 500     Growth
Assets                              Fund      Fund      Fund      Fund    Index Fund Stock Fund
--------------------------------- --------- --------- --------- --------- ---------- ----------
Investments, at current value
  (cost basis $292,241):

    Common Stocks

    Mutual Funds                  $  34,698           $   4,013 $  69,032  $  12,770  $  85,400

    Guaranteed Investment
      Contracts                             $  44,576

    Loans to Participants
                                  --------- --------- --------- ---------  ---------  ---------
                                     34,698    44,576     4,013    69,032     12,770     85,400
                                  --------- --------- --------- ---------  ---------  ---------

Receivables:

  Loan Repayments                        78       105         6       125         21        159

  Employee Contributions                129       165        18       231         66        338

  Employer Contributions              1,553     1,304       185     1,950        600      2,568
                                  --------- --------- --------- ---------  ---------  ---------
                                      1,760     1,574       209     2,306        687      3,065
                                  --------- --------- --------- ---------  ---------  ---------
Net assets available for benefits $  36,458 $  46,150 $   4,222 $  71,338  $  13,457  $  88,465
                                  ========= ========= ========= =========  =========  =========
                                                              Phelps   Occidental
                                                              Dodge     Petroleum
                                  International  Small Cap    Common   Common Stock
Assets                             Equity Fund  Equity Fund Stock Fund     Fund     Loan Fund   Total
---------------------------------  -----------  ----------- ----------   ---------  --------- ---------
Investments, at current value
  (cost basis $292,241):

    Common Stocks                                            $  42,835   $     269            $  43,104

    Mutual Funds                    $   5,024    $   6,789                                      217,726

    Guaranteed Investment
      Contracts                                                                                  44,576

    Loans to Participants                                                           $  15,551    15,551
                                    ---------    ---------   ---------   ---------  --------- ---------
                                        5,024        6,789      42,835         269     15,551   320,957
                                    ---------    ---------   ---------   ---------  --------- ---------

Receivables:

  Loan Repayments                           6            8         100                   (608)

  Employee Contributions                   29           42         221                            1,239

  Employer Contributions                  283          391       1,547                           10,381
                                    ---------    ---------   ---------   ---------  --------- ---------
                                          318          441       1,868          -        (608)   11,620
                                    ---------    ---------   ---------   ---------  --------- ---------
Net assets available for benefits   $   5,342    $   7,230   $  44,703   $     269  $  14,943 $ 332,577
                                    =========    =========   =========   =========  ========= =========

   The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1996
(in thousands)
--------------------------------------------------------------------------------

                                   Money    Interest             Equity
                                   Market    Income   Balanced   Income    S&P 500     Growth
Assets                              Fund      Fund      Fund      Fund    Index Fund Stock Fund
--------------------------------- --------- --------- --------- --------- ---------- ----------
Investments, at current value
 (cost basis $261,821):

    Common Stocks

    Mutual Funds                  $  29,930           $   1,620 $  51,044  $   3,675  $  68,482

    Guaranteed Investment
      Contracts                             $  49,793

    Loans to Participants
                                  --------- --------- --------- ---------  ---------  ---------
                                     29,930    49,793     1,620    51,044      3,675     68,482
                                  --------- --------- --------- ---------  ---------  ---------
Receivables:

  Loan Repayments                        75        92         2        82          8        138

  Employee Contributions                134       176        10       204         27        316

  Employer Contributions              1,242     1,457        89     1,768        266      2,483
                                  --------- --------- --------- ---------  ---------  ---------
                                      1,451     1,725       101     2,054        301      2,937
                                  --------- --------- --------- ---------  ---------  ---------
Net assets available for benefits $  31,381 $  51,518 $   1,721 $  53,098  $   3,976  $  71,419
                                  ========= ========= ========= =========  =========  =========
                                                           Phelps   Occidental
                                               Small Cap   Dodge    Petroleum
                                 International  Equity     Common     Common
Assets                            Equity Fund    Fund    Stock Fund Stock Fund Loan Fund   Total
--------------------------------- -----------  --------- ---------- ---------- --------- ---------
Investments, at current value
 (cost basis $261,821):

    Common Stocks                                         $  46,344  $     228           $  46,572

    Mutual Funds                   $   2,954   $   4,311                                   162,016

    Guaranteed Investment
      Contracts                                                                             49,793

    Loans to Participants                                                      $  15,139    15,139
                                   ---------   ---------  ---------  --------- --------- ---------
                                       2,954       4,311     46,344        228    15,139   273,520
                                   ---------   ---------  ---------  --------- --------- ---------
Receivables:

  Loan Repayments                          4           8         83                 (492)

  Employee Contributions                  20          31        194                          1,112

  Employer Contributions                 211         297      1,515                          9,328
                                   ---------   ---------  ---------  --------- --------- ---------
                                         235         336      1,792         -       (492)   10,440
                                   ---------   ---------  ---------  --------- --------- ---------
Net assets available for benefits  $   3,189   $   4,647  $  48,136  $     228 $  14,647 $ 283,960
                                   =========   =========  =========  ========= ========= =========

   The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information December 31, 1997
(in thousands)
--------------------------------------------------------------------------------

                                         Money    Interest             Equity
                                         Market    Income   Balanced   Income    S&P 500     Growth
Assets                                    Fund      Fund      Fund      Fund    Index Fund Stock Fund
---------------------------------       --------- --------- --------- --------- ---------- ----------
Additions to net assets attributed to:
  Investment income:
    Realized gains on investments                           $      80 $   2,265  $     314  $   2,155
    Change in unrealized
      appreciation (depreciation)                                  17     9,890      1,749     10,370
    Dividends                           $   1,872                 437     3,813                 5,558
    Interest                                      $   3,218         8        93         23        121
                                        --------- --------- --------- ---------  ---------  ---------
                                            1,872     3,218       542    16,061      2,086     18,204
                                        --------- --------- --------- ---------  ---------  ---------

Contributions:
  Employee                                  1,759     2,320       235     3,168        775      4,738
  Employer                                  2,144     2,046       242     2,844        782      3,880
                                        --------- --------- --------- ---------  ---------  ---------
                                            3,903     4,366       477     6,012      1,557      8,618
                                        --------- --------- --------- ---------  ---------  ---------
Total additions                             5,775     7,584     1,019    22,073      3,643     26,822
                                        --------- --------- --------- ---------  ---------  ---------

Deductions from net assets attributed to:
  Distributions to participants
    and beneficiaries                      (7,162)   (5,193)     (127)   (3,119)      (493)    (4,370)
  Other charges, net                            1        (9)
  Loans to participants,
    net of repayments                           4       245         1      (175)        (8)      (188)
  Fund exchanges, net                       6,459    (7,995)    1,608      (539)     6,339     (5,218)
                                        --------- --------- --------- ---------  ---------  ---------
  Total deductions                           (698)  (12,952)    1,482    (3,833)     5,838     (9,776)
                                        --------- --------- --------- ---------  ---------  ---------

Increase(decrease) in net
  assets during the year                    5,077    (5,368)    2,501    18,240      9,481     17,046

Net assets available for benefits:
  Beginning of year                        31,381    51,518     1,721    53,098      3,976     71,419
                                        --------- --------- --------- ---------  ---------  ---------
  End of year                           $  36,458 $  46,150 $   4,222 $  71,338  $  13,457  $  88,465
                                        ========= ========= ========= =========  =========  =========
                                                                  Phelps   Occidental
                                                      Small Cap   Dodge    Petroleum
                                        International  Equity     Common     Common
Assets                                   Equity Fund    Fund    Stock Fund Stock Fund Loan Fund   Total
---------------------------------        -----------  --------- ---------- ---------- --------- ---------
  Investment income:
    Realized gains on investments         $     181   $     281  $   1,691  $       2           $   6,969
    Change in unrealized
      appreciation (depreciation)              (300)       (530)    (5,101)        54              16,149
    Dividends                                   391       1,132      1,311         10              14,524
    Interest                                     12          15         43            $   1,434     4,967
                                          ---------   ---------  ---------  --------- --------- ---------
                                                284         898     (2,056)        66     1,434    42,609
                                          ---------   ---------  ---------  --------- --------- ---------

Contributions:
  Employee                                      429         631      2,917                         16,972
  Employer                                      389         543      2,387                         15,257
                                          ---------   ---------  ---------  --------- --------- ---------
                                                818       1,174      5,304       --        --      32,229
                                          ---------   ---------  ---------  --------- --------- ---------
Total additions                               1,102       2,072      3,248         66     1,434    74,838
                                          ---------   ---------  ---------  --------- --------- ---------

Deductions from net assets attributed to:
  Distributions to participants
    and beneficiaries                          (124)       (188)    (4,225)        (6)   (1,204)  (26,211)
  Other charges, net                                                                         (2)      (10)
  Loans to participants,
    net of repayments                            39          16         (2)                  68
  Fund exchanges, net                         1,136         683     (2,454)       (19)
                                          ---------   ---------  ---------  --------- --------- ---------
  Total deductions                            1,051         511     (6,681)       (25)   (1,138)  (26,221)
                                          ---------   ---------  ---------  --------- --------- ---------

Increase(decrease) in net
  assets during the year                      2,153       2,583     (3,433)        41       296    48,617

Net assets available for benefits:
  Beginning of year                           3,189       4,647     48,136        228    14,647   283,960
                                          ---------   ---------  ---------  --------- --------- ---------
  End of year                             $   5,342   $   7,230  $  44,703  $     269 $  14,943 $ 332,577
                                          =========   =========  =========  ========= ========= =========

   The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information December 31, 1996
(in thousands)
--------------------------------------------------------------------------------

                                         Money    Interest             Equity
                                         Market    Income   Balanced   Income    S&P 500     Growth
Assets                                    Fund      Fund      Fund      Fund    Index Fund Stock Fund
---------------------------------       --------- --------- --------- --------- ---------- ----------
Additions to net assets attributed to:
  Investment income:
    Realized gains (losses) on
      investments                                           $       2 $     589  $      68  $  (1,718)
    Change in unrealized
      appreciation (depreciation)                                 (13)    4,667        282     (1,722)
    Dividends                           $   1,280                 115     3,140                10,688
    Interest                                  152 $   2,486         3        28          6         44
                                        --------- --------- --------- ---------  ---------  ---------
                                            1,432     2,486       107     8,424        356      7,292
                                        --------- --------- --------- ---------  ---------  ---------

Fund to fund transfers from
  Laurinburg Savings Plan                     410     1,336      --         387       --          500
                                        --------- --------- --------- ---------  ---------  ---------

Contributions:
  Employee                                  1,987     2,569       106     2,803        212      4,805
  Employer                                  1,875     2,284       110     2,597        318      3,857
                                        --------- --------- --------- ---------  ---------  ---------
                                            3,862     4,853       216     5,400        530      8,662
                                        --------- --------- --------- ---------  ---------  ---------
Total additions                             5,704     8,675       323    14,211        886     16,454
                                        --------- --------- --------- ---------  ---------  ---------

Deductions from net assets attributed to:
  Distributions to participants
    and beneficiaries                      (1,782)   (3,210)       (1)   (2,087)       (55)    (2,702)
  Other charges, net                           11       (21)        4         2                     5
  Loans to participants,
    net of repayments                          (3)        4        15      (231)       (12)      (338)
  Fund exchanges, net                       1,535    (1,898)    1,380     2,057      3,157     (8,880)
                                        --------- --------- --------- ---------  ---------  ---------
  Total deductions                           (239)   (5,125)    1,398      (259)     3,090    (11,915)
                                        --------- --------- --------- ---------  ---------  ---------

Increase(decrease) in net
  assets during the year                    5,465     3,550     1,721    13,952      3,976      4,539

Net assets available for benefits:
  Beginning of year                        25,916    47,968              39,146                66,880
                                        --------- --------- --------- ---------  ---------  ---------
  End of year                           $  31,381 $  51,518 $   1,721 $  53,098  $   3,976  $  71,419
                                        ========= ========= ========= =========  =========  =========
                                                                  Phelps   Occidental
                                                      Small Cap   Dodge    Petroleum
                                        International  Equity     Common     Common
Assets                                   Equity Fund    Fund    Stock Fund Stock Fund Loan Fund   Total
---------------------------------        -----------  --------- ---------- ---------- --------- ---------
Additions to net assets attributed to:
  Investment income:
    Realized gains (losses) on
      investments                         $      25   $      20  $     770  $       6           $    (238)
    Change in unrealized
      appreciation (depreciation)               103         (15)     2,873         19               6,194
    Dividends                                   106         291      1,335         10              16,965
    Interest                                      5           6         35            $   1,232     3,997
                                          ---------   ---------  ---------  --------- --------- ---------
                                                239         302      5,013         35     1,232    26,918
                                          ---------   ---------  ---------  --------- --------- ---------

Fund to fund transfers from
  Laurinburg Savings Plan                      --          --         --         --         713     3,346
                                          ---------   ---------  ---------  --------- --------- ---------

Contributions:
  Employee                                      253         427      2,754                         15,916
  Employer                                      249         356      2,337                         13,983
                                          ---------   ---------  ---------  --------- --------- ---------
                                                502         783      5,091       --        --      29,899
                                          ---------   ---------  ---------  --------- --------- ---------
Total additions                                 741       1,085     10,104         35     1,945    60,163
                                          ---------   ---------  ---------  --------- --------- ---------
Deductions from net assets attributed to:
  Distributions to participants
    and beneficiaries                           (30)         (6)    (2,311)                (534)  (12,718)
  Other charges, net                              4           5        (12)        (6)                 (8)
  Loans to participants,
    net of repayments                            28          (5)      (293)                 835
  Fund exchanges, net                         2,446       3,568     (3,317)       (48)
                                          ---------   ---------  ---------  --------- --------- ---------
  Total deductions                            2,448       3,562     (5,933)       (54)      301   (12,726)
                                          ---------   ---------  ---------  --------- --------- ---------

Increase(decrease) in net
  assets during the year                      3,189       4,647      4,171        (19)    2,246    47,437

Net assets available for benefits:
  Beginning of year                           --           --       43,965        247    12,401   236,523
                                          ---------   ---------  ---------  --------- --------- ---------
  End of year                             $   3,189   $   4,647  $  48,136  $     228 $  14,647 $ 283,960
                                          =========   =========  =========  ========= ========= =========

   The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
Years Ended December 31, 1997 and 1996
--------------------------------------------------------------------------------

1.       Description of Plan

         General
         The Phelps Dodge Corporation Savings and Deferred Profit Sharing Plan (the Plan), a defined contribution plan, was established by Phelps Dodge Corporation (the Corporation) effective January 1, 1953, for the benefit of eligible salaried employees (the Participants). Hourly employees became eligible for the savings feature of the Plan on April 1, 1989. Subsequently, the Plan name was changed to Phelps Dodge Employee Savings Plan. Employees at Phelps Dodge Magnet Wire's El Paso and Laurinburg facilities became eligible to participate in the savings feature of the Plan on April 1, 1994. Salaried employees at that El Paso facility became eligible for the profit sharing feature of the Plan on January 1, 1995. Salaried employees at Phelps Dodge High Performance Conductors in West Caldwell, New Jersey, became eligible to participate in the savings feature of the Plan on July 1, 1996 and the profit sharing feature of the Plan on January 1, 1997. Assets from the Laurinburg Savings Plan were merged into this Plan during November 1996.

         The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

         Administration
         The Plan is sponsored by the Corporation and administered by the Benefits Administration Committee (the Committee) composed of six employees of the Corporation who are appointed by the Corporation's Board of Directors.

         Plan assets are held by a trust (the Trust) administered by Marshall and Ilsley Trust Company of Arizona (the Trustee or M & I).

         Fees and expenses of the Trust, other than brokerage commissions and taxes paid in connection with security transactions, and other expenses relating to the administration of the Plan are currently paid by the Corporation.

         Investment Options
         Participant investments are self-directed. The Trust is comprised of the following investments:

         Money Market Fund - mutual fund investing in high quality, short-term cash instruments including certificates of deposit and U.S. Treasury bills issued by banks, corporations and the U.S. government or its agencies.

         Interest Income Fund - high quality government, corporate and mortgage backed debt and other fixed income securities.

         Equity Income Fund - mutual fund investing in income-producing stocks with expected higher returns than the overall market; a portion may be invested in bonds or other fixed income securities, especially those convertible to stocks.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
Years Ended December 31, 1997 and 1996
--------------------------------------------------------------------------------

1.       Description of Plan (Continued)

         Growth Stock Fund - mutual fund investing in stocks of mid-sized companies whose stock is expected to grow faster than the overall market.

         Phelps Dodge Common Stock Fund - invests only in common stock of the Corporation.

         Effective March 15, 1996, four new investment fund options were added:

         Balanced Fund - mutual fund investing in a mix of stocks, U.S. Treasury bonds and money market cash instruments; the allocation of assets may shift substantially from time-to-time.

         S&P 500 Index Fund - mutual fund investing in stocks, primarily of the same companies as in the S&P 500 Index.

         International Equity Fund - mutual fund investing in stocks of European and Pacific Basin companies and government securities of developed and developing countries.

         Small Cap Equity Fund - mutual fund investing in a combination of small and mid-sized value and growth stocks.

         In addition, certain participants hold assets in the Occidental Petroleum Common Stock Fund as a result of the transfer of assets from the Columbian Chemicals Company plan. Participant loans are held in a separate Loan Fund.

         Contributions
         A profit sharing contribution made for certain salaried and Phelps Dodge Mercantile hourly employee participants by the Corporation (the Company Profit Sharing Contribution) was limited to the lesser of 4 percent for the years 1996 or earlier, and 8 percent for 1997 and thereafter, of consolidated net income of the Corporation or 7 1/2 percent of the aggregate eligible base pay of Participants and can be made only to the extent that it does not reduce consolidated net income below $0.50 per common share for such year after provision for payment of preferred and preference share dividends. Profit sharing contributions, which are included in Employer Contributions in the Statement of Changes in Net Assets Available for Benefits, with Fund Information, totaled $9,867,000 for 1997 and $8,885,000 for 1996.

         Participants were allowed to make voluntary contributions from 1 percent to 10 percent of their base pay on an after-tax basis (After-tax Contributions) to the Plan by payroll deduction from July 1, 1986 to March 31, 1989. Effective April 1, 1989, these voluntary After-tax Contributions were eliminated and Participants became eligible to make pretax contributions (Pretax Contributions), subject to certain limitations, equal to 2 percent to 10 percent of their base pay before March 15, 1996 and 1 percent to 10 percent after that date. Pretax Contributions are eligible for a matching contribution from the Corporation (Company Matching Contribution) equal to 50 percent of the first 5 percent of the base pay deferred. All contributions are invested in one or more of the investment funds available within the Plan as elected by participants. Participants are fully vested in their total account balance.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
Years Ended December 31, 1997 and 1996
--------------------------------------------------------------------------------

1.       Description of Plan (Continued)

         Distributions
         Participants' interests in the Trust become distributable upon severance of their service with the Corporation or to their beneficiaries in the event of their death or, effective July 1, 1995, upon attaining age 59 1/2. The distribution may be a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Distributions are generally made in cash, although distributions from the Phelps Dodge Common Stock Fund, Occidental Petroleum Stock Fund, Equity Income Fund and Growth Stock Fund may also be made in shares. Effective March 15, 1996, cash distributions are based upon the market price of the funds within two days prior to the time of distribution. Previously, accounts were valued monthly and cash distributions were based on the market price of funds about one month prior to the time of distribution.

         Participants may withdraw their After-tax Contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals of employee Pretax, Company Matching and Company Profit Sharing Contributions; however, earnings on any of these contributions are ineligible for hardship withdrawal. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. All withdrawals and distributions are made in accordance with procedures outlined in the Plan document.

         Loans
         Participants may borrow amounts as provided in the Plan. A maximum of one loan, with the exception of certain grandfathered loans for participants who transferred from the Laurinburg Plan, may be borrowed and are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence which may extend to 15 years. The minimum loan is $1,000 and the maximum loan is an amount equal to $50,000 minus the Participants highest outstanding loan balance during the past 12 months, limited to 50 percent of the Participant's vested account balance. All loans bear the Trustee's prime interest rate plus 2 percent at the end of the month preceding the month in which the loan is applied for. The prime rate at December 31, 1997 was 8.5 percent. Loans are repaid by payroll deduction and interest is credited to Participant accounts. Loans are secured by the Participant's previous contributions to the Plan. Effective September 1, 1997, spousal consent was eliminated for all inservice withdrawals and loans except where required by law for persons with grandfathered joint and survivor benefit options. Also effective September 1, 1997 are new loan provisions which include new loan delinquency and default procedures to comply with IRS regulation.

         Plan Termination
         The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Trust to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
Years Ended December 31, 1997 and 1996
--------------------------------------------------------------------------------

2.       Summary of Significant Accounting Policies
         The financial statements of the Plan are prepared on the accrual basis of accounting. Plan investments, other than Guaranteed Investment Contracts, are presented at fair value. The fair values of common stock and mutual fund shares are based upon the closing market price on the valuation date. The Guaranteed Investment Contracts are valued based upon their respective face values plus accrued interest on the valuation date. Participant loans are valued at amounts advanced to participants less principal payments received.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes which are included in the cost of securities purchased and deducted from the proceeds of securities sold. Realized gains (losses) resulting from the sale of investments are based upon carrying value at the end of the prior year or the acquisition date if later. The change in unrealized appreciation (depreciation) is determined by comparison of the carrying value at the end of the prior year or the acquisition date if later. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and employee contributions are recognized on the accrual basis.

         Benefit obligations for persons who have withdrawn from participation in the Plan are not recorded as liabilities in the accompanying financial statements and are as follows:

                                                             December 31,
                                                     ---------------------------
                                                       1997               1996
                                                     --------           --------
Money Market Fund                                    $604,401           $277,004

Interest Income Fund                                  899,093             73,620

Balanced Fund                                          49,923             34,929

Equity Income Fund                                    406,218            424,795

S&P 500 Index Fund                                    109,708             18,472

Growth Stock Fund                                     740,329            456,030

International Equity Fund                               3,226             13,241

Small Cap Equity Fund                                   2,574             13,377

Phelps Dodge Common Stock Fund                        690,271            645,308

Loan Fund                                              44,703             66,948

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
Years Ended December 31, 1997 and 1996
--------------------------------------------------------------------------------

3.       Investments
         The following table presents the current value of investments with separate identification of individual investments which represent 5 percent or more of net assets:

                                                               December 31,
                                                           1997           1996
                                                         --------       --------
                                                              (in thousands)
  Barclays Money Market Fund I                           $ 34,698       $ 31,396
    Commonwealth Synthetic GIC, 6.04%
      open maturity rate resets calendar quarter           33,908         34,880
  Fidelity Equity Income Fund                              69,032         51,044
  Fidelity Magellan Fund                                   85,400         68,482
  Phelps Dodge Corporation Common Stock                    42,074         45,609
  Loans to participants, 8% -12.5 %,
      maturing through December 2012                       15,551         15,139
  Other                                                    40,294         26,970
                                                         --------       --------
                                                         $320,957       $273,520
                                                         ========       ========

4.       Unitized Funds
         In 1996, several investment funds were unitized to allow the Trustee to participate in late day trading. Unitization requires the establishment and maintenance of a cash reserve to settle the sale of the units with cash from the reserve rather than having to wait at least one business day for the settlement of the underlying mutual fund as would normally be the case without unitization. The value of the fund determined using the number of units and net asset value per unit may not agree to the statement of net assets available for benefits with fund information, due to pending trades and in-kind distributions.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
Years Ended December 31, 1997 and 1996
--------------------------------------------------------------------------------

4.       Unitized Funds (Continued)
         The following represents the number of units and the net asset value per unit for all unitized funds:

                                          December 31, 1997              December 31, 1996
                                     ---------------------------   ---------------------------
                                                      Net Asset                     Net Asset
                                     Number of        Value Per     Number          Value Per
                                       Units            Unit       of Units            Unit
                                     ---------       -----------   ---------       -----------
Interest Income Fund                 3,982,513       $    11.187   4,234,630       $    10.524

Balanced Fund                          303,009            13.097     150,262            10.782

S&P 500 Index Fund                     847,004            15.097     318,465            11.435

International Equity Fund              418,361            12.005     267,562            11.012

Small Cap Equity Fund                  514,633            13.143     390,816            11.155

Phelps Dodge Common Stock Fund         654,674            65.365     669,828            68.971

5.       Related Party Transactions
         The Trustee invests in the Corporation's common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation's common stock:

                                                       Year Ended December 31,
                                                        1997               1996
                                                      -------            -------
                                                            (in thousands)
Cost of shares purchased                              $16,215            $12,000
Number of shares purchased                                217                182

Proceeds from shares sold                             $15,046            $11,553
Number of shares sold                                     197                174

Value of shares distributed                           $ 1,271            $   626
Number of shares distributed                               20                 10

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
Years Ended December 31, 1997 and 1996
--------------------------------------------------------------------------------

6.       Tax Status
         The Plan received a determination letter from the Internal Revenue Service (IRS) dated September 13, 1996, which stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of the Trust are exempt from taxation under Section 501(a) of the Code. The Plan has been amended and restated since receiving the determination letter, and on March 6, 1998, filed for a redetermination by the IRS that the Plan as amended and restated continues to satisfy such requirements. The Phelps Dodge redetermination letter is pending with the IRS. The Committee believes that the Plan, as amended and restated and as operated, continues to satisfy IRS requirements for tax exemption.

7.       Participation in the Plan
         The following is a summary of the number of participants invested in the investment options offered by the Plan as of:

                                                                December 31,
                                                            1997            1996
                                                           -----           -----
Money Market Fund                                          3,876           2,666
Interest Income Fund                                       2,936           3,147
Balanced Fund                                                434             225
Equity Income Fund                                         3,610           3,357
S&P 500 Index Fund                                         1,106             463
Growth Stock Fund                                          4,144           3,956
International Equity Fund                                    631             359
Small Cap Equity Fund                                        809             501
Phelps Dodge Common Stock Fund                             3,437           3,264
Occidental Petroleum Common Stock Fund                        34              38
Loan Fund                                                  2,440           2,460

8.       Realized Gains (Losses) on Investments

                                                                                  Realized
                                                                  Carrying         Gains
                                                   Proceeds        Value          (Losses)
                                                   --------       --------        --------
 Year Ended December 31, 1997 (in thousands)
 Investments:
   Phelps Dodge Common Stock                       $ 16,317       $ 14,626        $  1,691
   Mutual Funds and other common stock               51,034         45,756           5,278
                                                   --------       --------        --------
                                                   $ 67,351       $ 60,382        $  6,969
                                                   ========       ========        ========


 Year Ended December 31, 1996 (in thousands)
 Investments:
   Phelps Dodge Common Stock                       $ 12,179       $ 11,409        $    770
   Mutual Funds and other common stock               30,096         31,104          (1,008)
                                                   --------       --------        --------
                                                   $ 42,275       $ 42,513        $   (238)
                                                   ========       ========        ========

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
Years Ended December 31, 1997 and 1996
--------------------------------------------------------------------------------

9.       Investment in Guaranteed Investment Contracts
         On August 12, 1994, Canadian and U.S. Government regulators took control of Confederation Life Insurance Company (Confederation). Until May 1997, the Plan's Interest Income Fund assets included a Guaranteed Investment Contract (GIC) with Confederation. The GIC was purchased on March 20, 1991, with an 8.59% contract rate of interest, with interest paid annually on April 1 and principal payable at maturity, April 1, 1996. The carrying value of the GIC at the time of seizure was $5,355,000, representing principal of $4,969,000 and accrued interest of $386,000.

         The Plan froze the Confederation GIC and did not allow any distributions, withdrawals, loans or elective investment transfers of this portion of the Interest Income Fund from August 12, 1994 through May 1997. The accrual of interest on the Confederation GIC was discontinued on the seizure date and the nonaccrual has resulted in approximately $750,000 of interest income through the April 1, 1996 maturity date not being realized by participants or recognized in Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the year ended December 31, 1996. Accordingly, the Confederation GIC is included in the December 31, 1996 Statements of Net Assets Available for Benefits, with Fund Information, at the carrying value as of the date of seizure.

         In May 1996, Canadian and U.S. regulators agreed in principle to a split of assets to settle each country's claims separately. Final settlement terms were carried out during April and May 1997, with 100% of principal plus $422,000 in earnings deposited to participants' accounts.

10.      Subsequent Events
         Assets  of  $2,136,000  from  the  Nesor  Alloy  Corporation  Non-Union
         Employees' Profit Sharing Plan were merged into the Plan during February 1998 as a result of the Corporation's acquisition of Nesor Alloy Corporation in 1996.

         Effective January 1, 1998, the Plan was amended to spin-off a new plan called the Accuride Employee Savings Plan as a result of the Corporation's sale of Accuride Corporation effective January 1, 1998. Assets totaling $21,116,000 at January 1, 1998 were transferred from the Plan.

         The Small Cap Equity Fund was comprised of two mutual funds, 50 percent in the IAI Mid Cap Growth Fund (IAI) and 50 percent in the Lazard Freres Small Cap Portfolio (Lazard). The IAI portion (50%) of the Small Cap Equity Fund was discontinued as an investment option effective May 1, 1998. All the IAI shares were sold at the end of April 1998 and the assets transferred to the Lazard.

         During March 1998, the Benefits Administration Committee and the Senior Management Team approved American Century Investments as the new recordkeeper and administrator and UMB, n.a. as trustee for the Plan. The transfer of assets from M & I Trust Company to American Century Investments is projected to be effective September 1, 1998.

Phelps Dodge Employee Savings Plan                      Supplemental Information
Line 27a - Schedule of Assets Held for Investment Purposes            Schedule I
December 31, 1997
(in thousands)
--------------------------------------------------------------------------------

                                                         Description of investment including maturity
Party-in-   Identity of issue, borrower, lessor or   date, rate of interest, collateral, par or maturity                   Current
 interest               similar party                                      value                                   Cost     Value
---------   --------------------------------------   ---------------------------------------------------         -------   -------
                                                     MONEY MARKET FUND
            Barclay's Global Investors               Barclay's Money Market Fund I                                $34,698   $34,698

                                                     INTEREST INCOME FUND
            Lincoln National Insurance Company       Guaranteed Investment Contract, 8.02% matures
                                                     December 31, 1998                                             3,581     3,581

            Principal Mutual Insurance Company       Guaranteed Investment Contract, 5.06% matures
                                                     December 31, 1998                                             3,043     3,043

            Sun Life of Canada Insurance Company     Guaranteed Investment Contract, 5.74%
                                                     matures June 20, 2000                                         3,884     3,884

            Commonwealth Life Insurance Company      Synthetic GIC
                                                     6.04% Open maturity rate resets calendar quarter             33,908    33,908
                                                     Marshall Money Market Fund                                      160       160

                                                     BALANCED FUND
            Barclay's Global Investors               PD Stagecoach Fund                                            3,755     3,830
                                                     Marshall Money Market Fund                                      183       183

                                                     EQUITY INCOME FUND
            Fidelity Investment Management Company   Fidelity Equity Income Fund                                  55,722    69,032

                                                     S&P 500 INDEX FUND
            Barclay's Global Investors               PD Barclay's Equity Index Fund                                10,022    12,206
                                                     Marshall Money Market Fund                                      564       564

                                                     GROWTH STOCK FUND
            Fidelity Investment Management Company   Fidelity Magellan Fund                                       77,159    85,400

                                                     INTERNATIONAL EQUITY FUND
            American Funds Group                     PD Euro Pacific Fund                                          4,832     4,786
                                                     Marshall Money Market Fund                                      238       238

                                                     SMALL CAP EQUITY FUND
            IAI Investment Advisors Inc.             IAI Midcap Growth                                             3,347     2,919
            Lazard Freres Asset Management           Lazard Small Cap                                              3,346     3,551
                                                     Marshall Money Market Fund                                      319       319

                                                     PHELPS DODGE COMMON STOCK FUND
    *       Marshall & Ilsley Trust Company          Phelps Dodge Corporation Common Stock                        36,978    42,074
                                                     Marshall Money Market Fund                                      761       761

                                                     OCCIDENTAL PETROLEUM COMMON STOCK FUND
    *       Marshall & Ilsley Trust Company          Occidental Petroleum Company Common Stock                       190       269

                                                     LOAN FUND
            Participants                             Loans to Participants                                             0    15,551
                                                     8% - 12.5%, maturing through December 2012
                                                                                                                --------  --------
                                                     TOTAL INVESTMENTS                                          $276,690  $320,957
                                                                                                                --------  --------

Phelps Dodge Employee Savings Plan                      Supplemental Information
Line 27d - Schedule of Reportable Transactions*                      Schedule II
Year ended December 31, 1997
--------------------------------------------------------------------------------

                                                                                 Expense                       Current
Identity of                                                                      incurred                     value on
  party                               Purchase                                     with                      transaction
 involved    Description of asset       price     Selling price   Lease rental  transaction   Cost of asset     date       Net gain
-----------  ----------------------- -----------  -------------   ------------  -----------   -------------  -----------  ----------
  M & I      Money Market Fund
               Purchases             $30,526,161                                                             $30,526,161  $        -
               Sales                                 25,738,361                                  25,738,361                        -

  M & I      Interest Income Fund
             Purchases                23,504,267                                                              23,504,267           -
             Sales                                   25,011,073                                  25,011,073                        -

  M & I      Equity Income Fund
               Purchases              24,780,201                                                              24,780,201           -
               Sales                                 18,906,700                                  16,971,897                1,934,803

  M & I      Growth Stock Fund
               Purchases              25,754,327                                                              25,754,327           -
               Sales                                 21,331,938                                  20,424,820                  907,118

  M & I      Small Cap Fund
               Purchases              17,030,044                                                              17,030,044           -
               Sales                                 15,425,005                                  14,326,474                1,098,531

  M & I      Barclay's Equity Index
             Fund (S&P 500)
               Purchases              24,719,392                                                              24,719,392           -
               Sales                                 17,690,119                                  17,503,380                  186,739

  M & I      Phelps Dodge Common
             Stock Fund
               Purchases              43,877,077                                                              43,877,077           -
               Sales                                 42,707,779                                  39,567,756                3,140,023

  M & I      Loan Fund
               Purchases               7,183,894                                                               7,183,894           -
               Sales                                  6,774,066                                   6,774,066                        -

*   Transactions  or series of  transactions in excess of 5 percent of the current value of the Plan assets as of December 31, 1996 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                     - 19 -